

February 6, 2015

Via E-mail
Kirk Morgan
Chief Financial Officer
Actua Corporation
555 East Lancaster Ave.
Suite 640
Radnor, PA 19087

   Re: **Actua Corporation**
       Form 10-K for the Fiscal Year Ended December 31, 2013
       Filed March 17, 2014
       Form 8-K/A filed January 20, 2015
       File No. 001-16249

Dear Mr. Morgan:

  We have reviewed your letter dated January 14, 2015 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 22, 2014.

Form 10-K for the Fiscal Year Ended December 31, 2013

Business, page 3

1. We note your response to prior comment 1 and we are unable to concur with your assertion that your generalized business discussion provides the type of meaningful disclosure contemplated by Regulation S-K. We continue to believe that investors would benefit from more particularized disclosure regarding your significant operating subsidiaries. In this regard, please expand your disclosure in future filings to provide a more fulsome discussion of each of your significant businesses, including – for each such business – a description of the principal products or services and related distribution

methods, competitive business conditions, dependence on one or a few major customers, discussion of any material intellectual property, estimates of the amount spent on research and development activities, total number of employees and number of full-time employees. Refer to Item 101 of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2: Significant Accounting Policies

Revenue Recognition

2.   Your response to prior comment 5 indicates that fees associated with professional services that do not qualify as a separate unit of accounting are combined with other applicable deliverables and recognized over the contract term, which approximates the customer relationship period. However, we note from your fourth quarter 2013 earnings call on February 20, 2014 that the annual recurring retention rate was approximately 95%. Please tell us how you determined that the contract term approximates the customer relationship period.

8-K/A filed on January 20, 2015

Exhibit 23.1

3.   We note that EisnerAmper LLC's consent refers to the audit report dated "January 20, 2015." However, we note that the report included in Exhibit 99.1 is dated "June 13, 2014 except for Note A[3], Note G and Note O as to which date is January 20, 2015." Please amend to include a consent with the appropriate report date.

        You may contact Eiko Yaoita Pyles, at (202) 551-3587, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Attorney-Advisor, (202) 551-3456 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                Sincerely,

                                /s/ Patrick Gilmore

                                Patrick Gilmore
                                Accounting Branch Chief